EXHIBIT 12.1

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Successor					Predecessor
	Company					Company
	Six	Six			One Month	Eleven Months
	Months	Months		Year Ended	Ended	Ended	Year Ended	Year Ended
	Ended June 30,	Ended June 30,	Year Ended December 31,	December 31,	December 31,	November 30,	December 31,	December 31,
(dollars in thousands)	2013	2012	2012	2011	2010	2010	2009	2008

Earnings:

Income (loss) before provision for (benefit from) income taxes	$31,377	$(138,549)	$(311,840)	$(323,058)	$1,460,765	$(244,540)	$(888,647)	$(924,693)
Interest expense	441,896	556,249	1,060,950	1,258,279	117,676	978,364	1,050,164	1,209,920
Implicit interest in rents	4,839	7,208	12,115	12,638	1,207	13,751	19,287	26,592
Total earnings	$478,112	$424,908	$761,225	$947,859	$1,579,648	$747,575	$180,804	$311,819

Fixed charges:
Interest expense	$441,896	$556,249	$1,060,950	$1,258,279	$117,676	$978,364	$1,050,164	$1,209,920
Implicit interest in rents	4,839	7,208	12,115	12,638	1,207	13,751	19,287	26,592
Total fixed charges	$446,735	$563,457	$1,073,065	$1,270,917	$118,883	$992,115	$1,069,451	$1,236,512

Ratio of earnings to fixed charges*	1.07	0.75	0.71	0.75	13.29	0.75	0.17	0.25

* Earnings did not cover total fixed charges by $138.5 million during the six months ended June 30, 2012, $311.8 million in 2012, $323.1 million in 2011, $244.5 million during the eleven months ended November 30, 2010, $888.6 million in 2009, and $924.7 million in 2008.